Tantech Holding Ltd.

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000

People’s Republic of China

+86 (578) 226-2305

March 2, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tantech Holdings Ltd.

Registration Statement on Form F-3, as amended

File No. 333-213240

Ladies and Gentlemen:

Tantech Holding Ltd. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on March 2, 2017 on Form RW (accession number 0001144204-17-012299) (the “Form RW”) in respect of the above-referenced registration statement. Based on circumstances, the filing of the Form RW was made in error as the Company seeks the continued ability to sell shares under that F-3 registration statement.

If you have any questions, please contact our outside counsel, Jiannan Zhang, Ph.D., A18B Landmark Palace, 20 Liangmaqiao Road, Beijing 100016, China. +86 13718231232, zhangj0509@yahoo.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer